Mail Stop 3561   September 15, 2005

Jon Suk, President
Mystica Candle Corp.
136 Bradley Road
Salt Spring Island
BC Canada V8K 1J5

Re: Mystica Candle Corp.
     Registration Statement on Form SB-2
     Filed August 19, 2005
     File No. 333-127703

Dear Mr. Suk:

     We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation
as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may
better understand your disclosure. After reviewing this information,
we may raise additional comments.

     Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the
end of this letter.

General
1. Your disclosure indicates that you are a development stage Company
established three months ago with no products, no revenues and no
significant assets. You also indicate that you have not commenced,
operations. It therefore appears that your proposed business may be
commensurate in scope with the uncertainty ordinarily associated with
a blank check company. Accordingly, please revise your disclosure
throughout your registration statement to comply with Rule 419 of
Regulation C or provide us with an explanation why Rule 419 does not
apply.

2. Revise your disclosure throughout the filing to consistently reflect
your lack of operations and the uncertainty facing your company. As
examples see the 2nd paragraph of General Information About Our Company
on page 3 where you state "After we receive funding..." instead of "if"
and in the 3rd paragraph of Distribution Methods on page 14 where you
state "at our online store" as if it is operating. See also the last
paragraph of "Sources and Availability..." on page 15 where you state
"as we grow" not "if" we grow. These are not all inclusive, and are
only provided as examples to you.

3. You state in your Plan of Distribution section that your
officers
and directors will rely on the safe harbor from broker dealer
registration set out in Rule 3a4-1 under the Securities Exchange

Act
in connection with their participation in this best efforts self-
underwritten offering. Please provide us with a detailed
explanation
as to why your officers and directors satisfy the requirements of
this rule.

Prospectus Cover Page
4. Please clarify your fourth sentence to state that there is no
minimum number of shares required to be purchased per investor.

The Offering, page 3
5. After Number of Shares Outstanding After the Offering, please
add
a separate paragraph that discloses that, if all the shares are
sold,
your executive officers and directors will hold 60% of your
shares,
and as a result, will exercise control over your direction.

Risk Factors, page 4
6. We are aware that studies have been done which indicate that
the
use of scented candles may contribute significant quantities of
pollutants to the indoor environment, especially soot, benzene and
lead. Please provide us with your basis that your intended
products
do not have these issues. Please also tell us what consideration,
if
any, you have given to including this issue in your risk factors.
7. Some of your risk factor captions are unduly long and do not
concisely state the risk. Further, some of your risk factor
captions
do not describe the risk at all, but rather state facts which give
rise to the risk. For example, your risk factor captioned "Buying
Low-Priced Penny Stocks is Very Risky and Speculative" does not
state
the risk that these stocks may be very difficult to sell. Please
generally review your risk factor captions to ensure they express
your risks in a clear and concise manner.
8. Your risk factor captioned "The Loss Of Either Jon Suk Or
Candace
Sikorski Would Have An Adverse Impact On Our Future Development
And
Could Impair Our Ability To Succeed" could apply to many
companies.
Please specifically state the risk or replace this risk factor
with
an appropriately captioned risk factor that discloses, if true,
that
management has little or no practical experience in the home
fragrance industry. Please discuss the impact that this may have
on
your operating results.
9. Please eliminate language from your risk factors that mitigates
the risk. For example, in your first risk factor, eliminate
"While

both have business experience including management and
accounting...."

Determination of Offering Price, page 8
10. You indicate that in determining the number of shares to be
offered and the offering price you took into consideration your
capital structure and the amount of money you would need to
implement
your business plans. Please explain "capital structure."

Plan of Distribution, page 9
11. Please alert investors at the beginning of this section that
there is currently no market for any of your shares, and that you
cannot give any assurance that the shares offered will have a
market
value, or that they can be resold at the offered price if and when
an
active secondary market might develop, or that a public market for
your securities may be sustained even if developed.
12. In this regard, please provide comprehensive disclosure as to
how
and when you expect to have your shares listed or traded. For
example, we note you intend to have your common stock quoted on
the
OTC Bulletin Board. Disclose that a market maker must file an
application on your behalf in order to make a market for your
common
stock. Clarify how long this takes and whether you have engaged a
market maker to apply for quotation on the OTC Bulletin Board on
your
behalf. Explain what effect quotation on the OTC Bulletin Board
will
have on your liquidity.
13. We note you have the right to terminate the offering at any
time.
If there are specific events that may trigger a premature
termination, please disclose those events.

Principal Products and their Markets, page 13
14. Please revise your first sentence to state that your principal
products will be, not are, soy-blend candles, etc. Expand this
section to provide detailed information concerning your
operations.
This would include the status of any design work, development of
fragrance blends, packaging or prototypes, contacts with
suppliers,
establishment of a website or online store design, etc. What is
needed is specific information regarding all activities to clearly
describe the company`s status. If no progress has been made, so
state. This description may also need to be addressed in the risk
factors section.
15. Please furnish us independent support for the benefits of soy
wax
over regular paraffin wax. If there has been any controversy
about
this issue, please describe.
16. Please briefly explain "principles of aromatherapy."

Distribution Methods, page 14

17. You state that your vision is to become one of the leading suppliers of high quality soy-blend wax aromatherapy candles in the world to health and environmentally conscious people who are looking for natural home fragrance products for gifts and personal use. These and similar statements are inappropriate, given your limited operating history and essentially no business operations. Please revise accordingly.

Competition, page 14

18. Describe in further detail how you will carve out a niche market for yourself. Provide your basis for stating your intended product provides superior value.

Employees and Employment Agreements, page 16

19. We note that Candace Sikorski is your only employee who will be manufacturing your candles. Please explain if she is capable of manufacturing enough candles to sustain your operations for the next 12 months.

Plan of Operation, page 16

Proposed Milestones to Implement Business Operations, page 16

20. We note you elected to comply with Item 303(a) of Regulation S-B in lieu of presenting a Management`s Discussion and Analysis. Please ensure your discussion addresses specifically each of the points under Item 303(a). In this regard, we note a detailed month by month summary of the anticipated course of action along with the estimated cash costs.

21. Please explain how you will satisfy your liquidity needs over at least the next twelve months and quantify the cash flow you will need to support your operations over this period.

22. Your first sentence appears incomplete. Please revise.

23. Please refer to your proposed milestones for August and September 2005. Please update this disclosure to indicate which, if any, of these milestones you have achieved. If you have not yet achieved any, please state.

24. To the extent possible, more clearly indicate when you anticipate moving from each of the milestones you describe. Explain the prerequisites, financial and otherwise, of moving from step to step.

Market for Common Equity and Related Stockholder Matters, page 18

25. We note that you intend to apply to have your common stock listed
for quotation on the Over-the-Counter Bulletin Board. Please revise
to clarify that to be quoted on the OTC Bulletin Board, a market
maker must file an application on your behalf in order to make a
market for your common stock. Also revise throughout the remainder
of the prospectus accordingly.

Financial Statements

Statements of Cash Flows, page F-5
26. Please be advised that the statement of cash flows should group
major sources and uses of cash by financing, investing and operating
cash flows and describe the nature of the cash flow. For example,
you separately break out the $7500 as if it represented two separate
financing cash flows. If this is not the case, you should present as
one line item with an appropriate descriptive caption.

Notes to the Financial Statements

Note 3. Going Concern, page F-7
27. Section 607.02 of the financial reporting codification requires
appropriate and prominent disclosure of a registrant`s financial
difficulties and viable plans to overcome such difficulties. Your
existing disclosure suggests that your only plan to implement your
business plan is to raise capital through an offering even though
there is no guarantee such offering will be successful. Please
indicate whether these are management`s sole plans with respect to
alleviating substantial doubt regarding going concern and ensure
that
all bullet points contained in AU 341.10 have been addressed
including possible discontinuance of operations.

* * * * *

        As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we
may
have additional comments after reviewing your amendment and
responses
to our comments.

        We urge all persons who are responsible for the accuracy and

adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act
of
1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

     Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration
statement, it should furnish a letter, at the time of such
request,
acknowledging that:

? should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

? the action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and

? the company may not assert staff comments and the declaration
of
effectiveness as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the
United States.

 In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in connection with our review of
your
filing or in response to our comments on your filing.

     We will consider a written request for acceleration of the
effective date of the registration statement as confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority,
grant
acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-
3241 or James Allegretto, Senior Staff Accountant, at (202) 551-
3849,
if you have questions regarding comments on the financial statements
and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Michael M. Kessler, Esq.
 Fax: (916) 239-4008

Jon Suk, President
Mystica Candle Corp.
September 15, 2005
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